Algonquin Power & Utilities Corp. Agrees to Acquire Bermuda Electric Light Company
Transaction continues APUC’s growth program through further expansion of its regulated utility business in a high quality jurisdiction

This news release constitutes a “designated news release” for the purposes of APUC’s prospectus supplement dated February 28, 2019 to its short form base shelf prospectus dated September 18, 2018.

Highlights:

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Algonquin Power & Utilities Corp. (“APUC”) to acquire 100% of the issued and outstanding common shares of Ascendant Group Limited ("Ascendant"), parent company of Bermuda Electric Light Company, serving Bermuda’s 63,000 residents and businesses

•	Equity acquisition price of U.S. $365 million, expected to be immediately accretive to APUC's 2020 earnings per share

•	Implied expected closing net enterprise value of U.S. $470 million represents an attractive 7.3x multiple of forecast 2020 EBITDA

•	High-quality regulated utility acquisition represents continued execution of APUC’s international expansion strategy

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Consistent with APUC's commitment to growth and sustainability, this acquisition provides the opportunity to capitalize on APUC’s core competencies of responsible utility ownership and renewable energy development for the economic and environmental benefit of Bermuda

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Ascendant will maintain its headquarters in Bermuda after the acquisition. APUC is committed to retaining and developing the existing experienced management and talented operations team to continue providing customers with safe, reliable and cost effective utility services

•	Transaction closing is expected to occur in late 2019, following receipt of shareholder and regulatory approvals
OAKVILLE, Ontario – June 3, 2019 – Algonquin Power & Utilities Corp. (“APUC”) (TSX/ NYSE:AQN) announced the execution of an implementation agreement with the Ascendant Group Limited ("Ascendant") (BSX:AGL.BH) pursuant to which APUC’s international power and utilities investment platform, AAGES, is expected to acquire Ascendant and its subsidiaries (the "Transaction"). Ascendant, through its major subsidiary, Bermuda Electric Light Company, is the sole electric utility providing safe and reliable regulated electrical generation, transmission and distribution services to Bermuda.
Under the terms of the all-cash transaction, which has been unanimously approved by the Board of Directors of each company, Ascendant’s shareholders will receive U.S. $36.00 per common share, representing an aggregate share purchase price of approximately U.S. $365 million.
"The acquisition of Bermuda Electric Light Company builds materially on our international growth program through the addition of this high-quality utility, an acquisition which will be immediately accretive to earnings," said Ian Robertson, Chief Executive Officer of APUC. "In addition to Ascendant customer and employee benefits coming from the scale of our existing utility operations, we are confident that our demonstrated capability in renewable energy development can help Bermuda realize on its carbon reduction aspirations."
Continuing Commitment to Our Communities, Customers and Employees
APUC will work closely with the Bermuda Government and the Regulatory Authority to ensure a seamless transition so that the residents and businesses of Bermuda will continue to receive the same safe, reliable and cost effective utility service that they currently enjoy. APUC is committed to maintaining the existing local management and operations teams. Customers should not expect any impact to rates from the acquisition. AAGES’ project implementation experience is available to support the major generation rehabilitation program underway at Ascendant and help accelerate Bermuda’s commitment to reducing carbon intensity.
Investment Grade Financing Plan
The financing plan for the Transaction is expected to be consistent with APUC's current credit profile and strong investment grade credit ratings. Closing of the Transaction is expected to occur in late 2019 and is subject to customary closing conditions, including the approval of Ascendant's common shareholders, and the receipt of certain regulatory and government approvals in Bermuda.
For more transaction details, see the fact sheet located at http://investors.algonquinpower.com/MNA

Raymond James Ltd. acted as financial advisor, Husch Blackwell LLP acted as corporate legal counsel, and Conyers Dill & Pearman acted as local legal counsel to APUC.

About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $10 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to nearly 800,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2.5 GW of net installed capacity and more than 500 MW of incremental renewable energy capacity under construction. APUC delivers continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares and Series 2018-A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", "expects", "intends" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to: statements regarding expected earnings and cash flow accretion, expected financing plan and impact on credit metrics, expectations regarding Ascendant employees and community engagement, the completion and benefits of the proposed transaction (including the involvement of AAGES), anticipated Ascendant dividends, expectations regarding Ascendant’s continuing operations, and funding for the transaction. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis, most recent annual information form and prospectus and prospectus supplement relating to the offering. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures
The term “earnings before interest, taxes, depreciation and amortization” (“EBITDA”) may be used in this document. EBITDA is not a recognized measure under GAAP. There is no standardized measure of EBITDA, consequently APUC’s method of calculating this measure may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of EBITDA can be found in APUC’s most recent Management Discussion & Analysis.

For Further Information:
Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500